SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                                November 7, 2002



                           Telewest Communications plc
                           ---------------------------
                 (Translation of Registrant's Name into English)

  Genesis Business Park, Albert Drive, Woking, Surrey, United Kingdom, GU21 5RW
  -----------------------------------------------------------------------------
                    (Address of Principal Executive Offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X                      Form 40-F
                      -------                              -------



Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


           YES                                  NO   X
                      -------                       -------



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

                                  EXHIBIT INDEX

    Exhibit                                                   Description
    -------                                                   -----------

    99.1 Press release, dated November 7, 2002, announcing 3rd Quarter Results 2002

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TELEWEST COMMUNICATIONS PLC



Dated: November 7, 2002                       By:      /s/ Clive Burns
                                                     ---------------------------
                                              Name:    Clive Burns
                                              Title:   Company Secretary

                                                                   EXHIBIT 99.1
FOR IMMEDIATE RELEASE

7 NOVEMBER 2002



                           TELEWEST COMMUNICATIONS PLC
                            3RD QUARTER RESULTS 2002

FINANCIAL SUMMARY

------------------------------------------------------------ --------------------------- ---------------------
                                                 NINE MONTHS            NINE MONTHS
                                                       ENDED                  ENDED
                                                30 SEPT 2002           30 SEPT 2001       % CHANGE
                                                    (POUND)M               (POUND)M

                                                       1,010                    973           + 4%
TOTAL TURNOVER*
                                                       (187)                  (251)          - 25%
OPERATING LOSS
EBITDA (INCLUDING SHARE OF UKTV)*                        281                    225          + 25%
                                                       (397)                  (597)          - 34%
NET LOSS

                                                         330                    474          - 30%
CAPEX
NET DEBT                                               5,327                  4,909           + 9%
------------------------------------------------------------ --------------------------- ----------------------

* includes Telewest's proportionate share of UKTV



OPERATIONAL HIGHLIGHTS



-          Continued broadband leadership
-          235,000 broadband subscribers as of today
-          Over 80% franchise market share
-          EBITDA up 25% to(pound)281m year-on-year
-          Capex down by 30% year-on-year
-          Quarterly EBITDA exceeds capex for first time
-          Financial restructuring on track


Commenting on the results, Charles Burdick, managing director of Telewest Communications, said:

"THERE ARE THREE PRINCIPAL MEASURES BY WHICH WE JUDGE OURSELVES: BROADBAND LEADERSHIP, CUSTOMER SERVICE AND COST CONTROL. WE CONTINUE TO MOVE FORWARD IN ALL THESE AREAS.



TELEWEST IS CONTINUING TO PROVIDE BROADBAND LEADERSHIP AS DEMONSTRATED BY OUR STRONG HIGH-SPEED INTERNET GROWTH. WITH 235,000 HIGH-SPEED INTERNET SUBSCRIBERS

AS OF TODAY, WE BELIEVE WE HAVE OVER 80% OF THE BROADBAND MARKET IN OUR ADDRESSABLE AREAS. THIS GROWTH IS PARTICULARLY PLEASING GIVEN THE INCREASING COMPETITION IN THE MARKET PLACE AND AGAINST THE BACKDROP OF OUR BALANCE SHEET RESTRUCTURING, WHICH IS PROGRESSING WELL.


In a quarter, where we have continued to focus on cash, cost controls and reducing headcount, we have experienced some subscriber losses. Despite these subscriber losses and significant redundancy costs, EBITDA continues its year-on-year growth and capex continues to fall. With a new management team in place, we continue our efforts to work smarter, focus on essentials and leverage our significant network assets.

Customer service improvements continue with selected investments. We have launched single billing and e-billing across our franchises, customer self diagnostic tools are in place for our blueyonder broadband service and we have provided software upgrades to our call centres.

Our managers and staff have had to operate in very difficult circumstances in recent months. It is a tribute to them, and the resilience of the business, that we have been able to produce yet another improved set of results. All of us now look forward to a resolution of our balance sheet problems so that we can realise, without distraction, our belief in the potential of our business. With our focused customer acquisition strategy and strong cost controls, we want to be the leading cable telephony company measured by free cash flow, customer service and broadband deployment and applications."


ENQUIRIES TO      TELEWEST COMMUNICATIONS PLC
                  Charles Burdick             group managing director                020 7299 5000
                  Mark Luiz                   group finance director                 020 7299 5000
                  Jane Hardman                director of corporate communications   020 7299 5571
                  Richard Williams            head of investor relations             020 7299 5479
                  Vani Gupta                  investor relations manager             020 7299 5353

                  And at
                                      BRUNSWICK
                  John Sunnucks                                                      020 7404 5959
                  Sarah Tovey                                                        020 7404 5959


FOR AN AUDIO VISUAL INTERVIEW WITH TELEWEST MANAGING DIRECTOR, CHARLES BURDICK, PLEASE VISIT WWW.CANTOS.COM OR WWW.TELEWEST.CO.UK

FINANCIAL REVIEW

Total turnover for the nine months ended 30 September 2002 increased 4% to (pound)1,010 million compared to the first nine months of 2001. This was driven mainly by growth in the Consumer Division, which grew by 8% to (pound)684 million. Content Division revenues, including UKTV, fell by (pound)12 million due to the closure or sale of non-core businesses and the closure of ITV Digital. The Business Division also saw a (pound)4 million reduction due to weakness in the Carrier market.

Gross margin has improved to 68% for the nine months ended 30 September 2002, compared to 63% in the first nine months of 2001 driven by strong improvements in CATV margins, rising telephony margins and the growing number of high margin broadband internet subscribers. Gross margin is stated after having taken into account cost of sales, before depreciation.

Selling, general and administrative expenses ("SG&A") for the nine months were (pound)383 million, up 4% on the first nine months of 2001. Redundancy costs were (pound)11 million in the third quarter and are (pound)20 million for the year-to-date. Excluding this year's redundancy costs, SG&A has fallen by 1% compared to the first nine months of 2001, as we focus on cost control.

As a result of the continuing improvements in revenue and gross margin, EBITDA in the first nine months was (pound)281 million, up 25% on the corresponding nine months last year. This includes our (pound)11 million share of UKTV's EBITDA. EBITDA for the quarter of (pound)97 million, including our (pound)3 million share of UKTV, was up (pound)4 million or 4% on the second quarter. EBITDA margin, excluding UKTV, for the first nine months of this year was 28% compared to 22% in the first nine months of last year.

Net loss for the nine months ended 30 September 2002 was (pound)397 million, down (pound)200 million or 34% on the first nine months of 2001. This reduction was mainly due to improvements in EBITDA as explained above, foreign exchange gains relating to dollar-denominated debt, and lower goodwill amortisation costs.

Capital expenditure in the first nine months of this year was (pound)330 million, down (pound)144 million or 30% on the same period last year. Capital expenditure in the third quarter was (pound)89 million, with EBITDA exceeding capital expenditure in a quarter for the first time. Third quarter capital expenditure was 24% lower than in the second quarter.

As at 30 September 2002, net debt stood at (pound)5,327 million, comprising (pound)3,453 million of notes and debentures, (pound)221 million of lease and vendor financing, (pound)35 million of other loans and (pound)1,969 million drawn down on our bank facility, offset by cash balances of (pound)351 million.


GOING CONCERN

These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The Board of Directors have confidence in the successful conclusion of a restructuring of the Company's balance sheet (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. For additional information concerning the proposed restructuring of the Company's balance sheet see Recent Developments. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

The Group is also currently re-assessing the long-term future cash flows in its business plan. Although, this assessment is ongoing and has not been concluded, it is expected to result in a significant impairment of the carrying value of the Group's tangible and intangible fixed assets. The Group expects to conclude this assessment in the fourth quarter and will reflect non-cash impairment charges in that quarter.

RECENT DEVELOPMENTS

On 30 September 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring with a committee representing a significant proportion of our bonds ("the Bondholder Committee".) The agreement provides for the cancellation of all outstanding notes and debentures issued by the Company and Telewest Finance (Jersey) Limited (the Notes) and certain other unsecured foreign exchange hedge contracts in exchange for new ordinary shares representing 97 per cent of the issued share capital of the Company immediately after the restructuring. Existing shareholders will retain a 3 per cent interest in the Company post-restructuring.


Discussions with our senior lenders are continuing and we are close to reaching an agreement with a steering committee of senior lenders and the Bondholder Committee with respect to amended and restated bank facilities (the "Facilities"). The agreement includes total committed amount of the Facilities; maturity; margins; and financial covenants. It is expected that the Facilities will provide the Company with liquidity which the Company believes will be sufficient to meet its funding needs going forward. The provision of the Facilities is conditional on various matters including the completion of the restructuring on terms satisfactory to the Company's senior lenders.


Negotiations are continuing with other major stakeholders with a view to them agreeing to vote in favour of the restructuring and the Company expects to be able to make a further announcement on the progress of these negotiations by the end of November.


We also announced on 30 September 2002 that we were deferring payment of interest under certain of our Notes and the settlement of certain foreign exchange hedge contracts. In view of the continuing progress in the restructuring process, the Company has determined to continue to defer the payment of interest under certain of its Notes (including a payment that was due on 1 November 2002) and the settlement of foreign exchange hedge contracts. As anticipated, the decision to defer such payments has resulted in defaults under the Group's bank facilities and a number of other financing arrangements. Such defaults will result in the re-classification of debts in default to amounts payable within one year. Based on one such default, a creditor has filed a petition for the winding up of the Company as a result of non-payment of amounts due ((pound)10.5 million). The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will delay or significantly impede the restructuring process. The Company will of course continue to meet its obligations to its suppliers and trade creditors and this legal action will have no impact on customer service.

BUSINESS REVIEW

CONSUMER DIVISION

Consumer Division revenues for the nine months ended 30 September 2002, totalled (pound)684 million, an increase of 8% on the corresponding nine months in 2001. This increase has resulted mainly from ARPU gains coming from the growth of our successful broadband products, increased multi-service penetration and selected price rises.

At the end of the quarter, our 155,000 "triple play" customers subscribing to broadband, telephone and CATV accounted for 9% of our customer base. This triple play customer base has grown by 20% since the second quarter. Together with price rises, this contributed to average monthly revenue per household growing by 5% to (pound)41.59 for the nine months ended 30 September 2002, compared to the same period for last year.

Compared to the second quarter, average monthly revenue per household for the third quarter fell by (pound)0.65 to (pound)41.30 due mainly to falls in average CATV revenue per subscriber, which was impacted by lower interactive revenues and a lower value subscriber mix.

During the third quarter, net customer disconnections were 12,000. This was due to the continued effect of price rises introduced earlier in the year and the more rigorous enforcement of both our installation fee and disconnection policies in line with our objective of focusing on more cash generative customers. The forthcoming fourth quarter should see improvement in net household additions. However, we will be focusing less on overall subscriber growth and more on churn reduction and focused customer acquisition, such as triple play customers.

Customer service remains a focus. We have improved our billing procedures - a single bill is now available for all customers throughout the country and e-billing has also been introduced. We have also recently enhanced the Liberate middleware within our digital set top boxes. As a result of these and other improvements, we are experiencing fewer calls into our customer contact centres and our digital fault rates have continued to fall.

INTERNET

Net broadband internet additions in the third quarter of this year were 39,000, representing 22% growth to 216,000 as at 30 September 2002. 21,000 of these subscribers take our 1Mb blueyonder broadband internet service, launched in June 2002, with the remainder subscribing to our 512Kb service. All of our broadband internet subscribers receive connection speeds in excess of 500 Kb/s.

Internal market research suggests that Telewest's broadband internet market share is in excess of 80% within our addressable areas, demonstrating that Telewest continues to provide broadband leadership. In addition, our 1Mb service was recently voted the Best New Telecommunications product for 2002 at the recent Computing Industry Awards. This latest award is the sixth award blueyonder has collected in 2002. Industry experts and readers of the internet press have voted us Best Broadband ISP and Most Satisfying British ISP amongst others.

The success of our 1Mb service has contributed to a broadband average monthly revenue rise to (pound)25.02 in the third quarter of this year compared to (pound)24.28 in the previous quarter. (The price of the 1Mb service is (pound)39.99 for those customers who only take this service and (pound)35 for those who take at least one other additional product.) Broadband churn has risen in the past quarter to 11.7% from 9.5% as our subscriber base grows and also due to the churn of some customers who were attracted by promotions earlier in the year offering free trials and discounted installation fees.

Together with our dial-up internet services, we now have over 500,000 internet subscribers in total. Dial-up is led by our (pound)12 flat rate service, Surf Unlimited, which introduces our subscribers to a reliable fixed-fee unmetered service and many upgrade to broadband.

RESIDENTIAL TELEPHONY

Subscribers to Talk Unlimited, our 24-hour 7 day-a-week flat rate unmetered residential voice service available for local and national calls in the UK, continued to increase with 46,000 net additions in the quarter. We now have 346,000 Talk Unlimited subscribers representing 21% of our residential telephony base.

Average monthly revenue per subscriber decreased slightly by (pound)0.13 in the quarter to (pound)24.76. Residential telephony revenues continues to be impacted by the effect of subscribers substituting mobile calls for fixed line telephone calls and also the migration of dial-up internet subscribers to broadband.

Net residential telephony disconnections in the third quarter were just under 11,000 as churn rose slightly to 17.2%.

CATV

Our focus on cash and cost control has impacted the CATV base more than our other products. For example, the migration of analogue customers to digital continues to slow with digital net additions of 10,000 in the quarter. Our 829,000 digital subscribers now represent 64% of our total CATV subscriber base. Net CATV disconnections in the quarter were 28,000 as churn rose slightly to 21.4%.

Average monthly CATV revenue for the quarter was (pound)20.02, down from (pound)21.47 in the second quarter. The second quarter average revenue had benefited from approximately (pound)2 million in "walled garden" termination fees from content suppliers who withdrew from our interactive service. A slightly changed subscriber mix has also negatively impacted the average revenue. Following the price rises earlier in the year, fewer customers are subscribing to our top basic package.

We are taking steps to increase value for our customers and have recently enhanced our channel line-up with the introduction of Sky One, the Hallmark Channel, UK Gold+1 and Living+1 to our digital Essential package. We have also introduced Sky Sports News and UK History to our digital Starter pack.

BUSINESS DIVISION

Excluding Carrier Services, the Business Division's revenues to 30 September 2002 have grown 6% compared to the first nine months of 2001 and have also grown for each of the last three quarters. The Division has continued to benefit from the strategic focus on growth in the provision of data services, which have provided improving revenues and margins. Carrier Services revenues were

(pound)30 million, down from (pound)43 million in the first nine months of 2001. These revenues, although weaker than in 2001 have remained relatively stable for the last three quarters.

Corporate and public sector customers have featured prominently in Telewest Business's customer portfolio this quarter. Financial organisation Bristol & West is being provided with an IPVPN (Internet Protocol Virtual Private Network) Wide Area Network from Telewest Business, connecting 137 branches throughout the UK in a deal worth (pound)4.6 million over five years. Bristol & West, part of the Bank of Ireland Group, will use the IPVPN service to deliver its mission-critical, voice, data and Internet communication across Telewest's secure network. Telewest Business fully manages the service, which is monitored 24 hours a day, 7 days a week.

CONTENT DIVISION - FLEXTECH

Content Division revenues totalled (pound)127 million in the first nine months of this year, including our 50% share of UKTV revenue. Content Division revenues are down (pound)12 million compared to the first nine months of 2001 mainly due to the closure or sale of non-core businesses and also the closure of ITV Digital which negatively affected UKTV's revenues. Nevertheless, UKTV still contributed (pound)11 million of EBITDA towards the Division's total EBITDA of (pound)20 million.

Advertising revenues of (pound)53 million (including our 50% share of UKTV revenue) for the first nine months of 2002 were up 9% in a market that saw only a 2% overall rise.

Flextech and UKTV have announced that they will provide general entertainment channels as part of the line-up for Freeview, the new digital terrestrial television service. Flextech and UKTV will jointly fill one of the 24 hour general entertainment slots on the new Freeview platform. It will consist of two separate channels with distinct 12 hour offerings. Flextech's new channel called "f tn" will broadcast daily between 6pm and 6am and UKTV's new channel, UK Homes will ultimately broadcast between 6am and 6pm.

Flextech and UKTV have also recently extended their brands by launching two new time-shifted versions of their most popular channels, UK Gold +1 and Living +1. UKTV has also launched a completely new channel, UK History which will be available on all multichannel platforms.

OTHER CORPORATE DEVELOPMENTS

On 6 November, 2002, Telewest placed its entire 16.9% shareholding in SMG plc with institutional investors. The placing will realise proceeds of (pound)45.1 million.

On 6 November, 2002, Telewest announced an agreement to dispose of the entire issued share capital of Maidstone Studios Limited to Dovedale Associates Limited. The consideration due to Telewest will be (pound)4.25 million, to be paid in cash.

NOTES:


1. Non-statutory information provided in this document is defined as follows:

o EBITDA, which we consider is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry, represents group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

o Gross margin is defined as Group turnover less cost of sales before deducting depreciation.

All commentary in this document is based on the Group's UK GAAP financial results unless otherwise specified.


2. The following is included in connection with legislation in the United States, the Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995: the foregoing includes certain forward looking statements that involve various risks and uncertainties which could lead to actual results significantly different than those anticipated by Telewest. For a discussion of certain of these risks and uncertainties, see the Company's Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 1 July 2002.


TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED
------------------------------------------------------------------------------------------------------------------------------------

CONSUMER DIVISION
                                                          NET ADDITIONS                       Net additions
                                                                Q3 2002                             Q3 2001
------------------------------------------------------------------------------------------------------------------------------------
Household customers                                            (12,203)                               9,916
Blueyonder broadband internet subscribers                        38,779                              21,992
Telephony subscribers                                          (10,815)                              13,840
Telephone lines                                                (19,921)                               5,838
Cable television subscribers                                   (28,248)                               5,439
------------------------------------------------------------------------------------------------------------------------------------
                                                          AS AT 30 SEPT                       As at 30 Sept
                                                                   2002                                2001
------------------------------------------------------------------------------------------------------------------------------------
Homes passed                                                  4,913,954                           4,910,160
Homes passed and marketed                                     4,697,861                           4,711,903
Dual or triple service subscribers (1)                        1,223,136                           1,182,335
Cable television only subscribers                               121,014                             144,598
Residential telephony only subscribers                          399,729                             411,582
Internet only subscribers                                        14,355                               6,097
Total residential subscribers                                 1,758,234                           1,744,612
Household penetration                                             37.4%                               37.0%
Percentage of dual or triple service subscribers (1)              69.6%                               67.8%
Average monthly revenue per subscriber (2)                 (POUND)41.59                        (pound)39.49
------------------------------------------------------------------------------------------------------------------------------------
BLUEYONDER INTERNET SUBSCRIBERS
Blueyonder broadband                                            216,173                              53,134
Blueyonder SurfUnlimited                                        187,861                             163,882
Blueyonder pay-as-you-go                                         96,309                             127,162
Total Internet subscribers                                      500,343                             344,178
------------------------------------------------------------------------------------------------------------------------------------
BLUEYONDER BROADBAND
Average monthly revenue per subscriber (3)                 (POUND)25.89                        (pound)36.61
Average subscriber churn rate (4)                                 11.7%                                 N/A
------------------------------------------------------------------------------------------------------------------------------------
RESIDENTIAL TELEPHONY
Residential telephony subscribers                             1,615,190                           1,591,666
Talk Unlimited subscribers                                      346,285                              76,150
Residential telephony penetration (5)                             34.4%                               33.8%
Residential telephone lines                                   1,725,904                           1,744,427
Second line penetration                                            6.9%                                9.6%
Average subscriber churn rate (6)                                 17.2%                               16.7%
Average monthly revenue per line (7)                       (POUND)23.15                        (pound)22.59
Average monthly revenue per subscriber (8)                 (POUND)24.98                        (pound)24.93
------------------------------------------------------------------------ -----------------------------------------------------------
CABLE TELEVISION
Cable television subscribers                                  1,304,835                           1,317,979
Active Digital subscribers                                      829,196                             641,494
Penetration rate (9)                                              27.8%                               28.0%
Average subscribers churn rate (10)                               21.4%                               18.7%
Average monthly revenue per subscriber (11)                (POUND)20.79                        (pound)20.61
------------------------------------------------------------------------------------------------------------------------------------





TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                              As at 30 Sept
                                                             AS AT 30 SEPT
                                                                      2002                          2001
------------------------------------------------------------------------------------------------------------------------------------

BUSINESS DIVISION
Business customer accounts                                          74,052                           70,753
Business telephony lines                                           458,388                          430,974
Average business lines per customer account (12)                       6.2                              6.1
Average annualised monthly revenue per business line (13)     (POUND)42.33                     (pound)44.86
Annualised revenue per customer account (14)                  (POUND)3,119                     (pound)3,184
------------------------------------------------------------------------------------------------------------------------------------

CONTENT DIVISION
Multi channel subscribers                                        9,624,498                       10,325,092
Flextech share of basic viewing (15)                                 19.8%                            21.1%
Share of total TV advertising revenues (16)                           3.4%                             3.2%
------------------------------------------------------------------------------------------------------------------------------------


      (1) Dual or triple service subscribers are those subscribers who take any two or all of our cable television, residential telephony and high-speed internet services.
      (2) Average monthly revenue per subscriber (often referred to as "ARPU" or "Average Revenue per User") represents (i) the average monthly revenue of residential customers for such period, divided by (ii) the average number of residential customers in such period.
      (3) Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.
      (4) Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.
      (5) Residential telephony penetration rate at a specified date represents (i) the total number of residential cable telephony subscribers at such date divided by (ii) the total number of homes passed and marketed for residential cable telephony at such date.
      (6) Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.
      (7) Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.
      (8) Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.
      (9) Cable television penetration rate at a specified date represents (i) the total number of cable television subscribers at such date, divided by (ii) the total number of homes passed and marketed for cable television at such date.
      (10) Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by (ii) the average number of cable television subscribers in such period.
      (11) Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.
      (12) Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the average number of business cable telephony customer accounts at such date.
      (13) Average annualised monthly revenue per business line for each period represents (i) the average monthly business services revenue for the 12 months to date divided by (ii) the average number of business lines in such period.
      (14) Average annualised revenue per customer account for each period represents (i) the average monthly business services revenue for the 12 months to date divided by (ii) the average number of business services customers in such period, multiplied by 12 months.
      (15)        Basic viewing over 24 hours.
      (16) Includes Flextech's wholly owned channels and UKTV's advertising revenues


TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER
------------------------------------------------------------------------------------------- ----------------- --------------- ------
                                                                              30 SEPT         31 DEC
                                                              30 SEPT
                                                                 2002            2001           2001
                                                                                             AUDITED
                                                             (POUND)M        (POUND)M       (POUND)M
---------------------------------------------------------------------- --------------- --------------
TURNOVER
Consumer Division:
Cable television                                                  254             243            329
Telephony                                                         373             362            488
Internet and other                                                 57              26             40
-----------------------------------------------------------------------------------------------------
                                                                  684             631            857
Business Division                                                 199             203            274
-----------------------------------------------------------------------------------------------------
                                                                  883             834          1,131
TOTAL CABLE DIVISION
CONTENT DIVISION
Programming, transactional and interactive revenues                79              93            129
Share of joint ventures' turnover (UKTV)                           48              46             63
----------------------------------------------------------------------------------------------------
                                                                  127             139            192
TOTAL CONTENT DIVISION
----------------------------------------------------------------------------------------------------
                                                                1,010             973          1,323
TOTAL TURNOVER
Less: share of joint ventures' turnover                          (48)            (46)           (63)
-----------------------------------------------------------------------------------------------------
GROUP TURNOVER (note 1)                                           962             927          1,260
TOTAL OPERATING COSTS (note 2)                                (1,149)         (1,178)        (2,572)
-----------------------------------------------------------------------------------------------------
GROUP OPERATING LOSS (note 1)                                   (187)           (251)        (1,312)
-----------------------------------------------------------------------------------------------------
Group Turnover                                                    962             927          1,260
Operating expenses before depreciation and amortisation         (692)           (714)          (954)
                                                             ----------------------------------------
EBITDA (note1)                                                    270             213            306
Depreciation and amortisation (note 2)                          (457)           (464)        (1,618)
                                                             ----------------------------------------
Group operating loss                                            (187)           (251)        (1,312)
-----------------------------------------------------------------------------------------------------
SHARE OF OPERATING PROFITS OF JOINT VENTURES                        8               8              9
                                                                  (4)             (1)            (7)
SHARE OF OPERATING LOSSES OF ASSOCIATED UNDERTAKINGS
GAIN ON DISPOSAL OF INVESTMENTS (note 4)                           33             (4)            (4)
INTEREST RECEIVABLE AND SIMILAR INCOME                             13              12             15
AMOUNTS WRITTEN OFF INVESTMENTS (note 5)                         (36)               -          (138)
INTEREST PAYABLE AND SIMILAR CHARGES (note 3)                   (224)           (357)          (494)
------------------------------------------------------------------------------------------------------
                                                                (397)           (593)        (1,931)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION
TAX ON LOSS ON ORDINARY ACTIVITIES                                  -             (4)            (5)
------------------------------------------------------------------------------------------------------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                      (397)           (597)        (1,936)
MINORITY INTERESTS                                                  -               -              1
-------------------------------------------------------------------------------------------------------
LOSS FOR THE FINANCIAL PERIOD                                   (397)           (597)        (1,935)
-------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER ORDINARY SHARE (pence)              (13.9)          (20.7)         (67.2)
-------------------------------------------------------------------------------------------------------

The financial information presented above reflects the continuing operations of the business. The consolidated financial information set out on pages 9 to 13, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report. The audited consolidated financial information set out pages 9 to 13, does not constitute the Company's statutory accounts for the year ended 31 December 2001 but is derived from those accounts. Statutory accounts for 2001 were delivered to the Registrar of Companies following the Company's Annual General Meeting on 11 June 2002. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.


TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 30 SEPTEMBER
------------------------------------------------------------------------------------------------------------------------------------
                                                                          30 SEPT                30 SEPT                 31 DEC
                                                                             2002                   2001                   2001
                                                                                                                        AUDITED
                                                                         (POUND)M               (POUND)M               (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                                           1,668                  2,775                   1,743
Tangible assets                                                             3,472                  3,440                   3,498
Investments in associated undertakings and
   Participating interests (note                                               15                    177                     107
5)
Investment in joint ventures:
Share of gross assets                                             38                     33                     30
Goodwill                                                         316                    412                    330
Share of gross liabilities                                     (140)                  (138)                  (138)
Loans to joint ventures                                          221                    217                    218
                                                             --------              ---------              ---------

                                                                              435                    524                     440
Other investments                                                               -                      2                       1
------------------------------------------------------------------------------------------------------------------------------------
                                                                            5,590                  6,918                   5,789
------------------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS
Investment (note 5)                                                            48                      -                       -
Stocks                                                                         68                     81                      67
Debtors                                                                       248                    253                     239
Secured cash deposits restricted for more than one year                        12                     20                      20
Cash at bank and in hand                                                      351                      4                      14
------------------------------------------------------------------------------------------------------------------------------------
                                                                              727                    358                     340
                                                                            (685)                  (681)                   (670)
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
------------------------------------------------------------------------------------------------------------------------------------
NET CURRENT ASSETS/(LIABILITIES)                                               42                  (323)                   (330)
------------------------------------------------------------------------------------------------------------------------------------
                                                                            5,632                  6,595                   5,459
TOTAL ASSETS LESS CURRENT LIABILITIES
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE                        (5,598)                (4,828)                 (5,031)
     YEAR (INCLUDING CONVERTIBLE DEBT)
MINORITY INTERESTS                                                              -                    (1)                     (1)
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS                                                                     34                  1,766                     427
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                                                     34                  1,766                     427
------------------------------------------------------------------------------------------------------------------------------------



TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER
-----------------------------------------------------------------------------------------------------------------------
                                                                                               30 SEPT          31 DEC
                                                                               30 SEPT
                                                                                  2002            2001            2001
                                                                                                               AUDITED
                                                                              (POUND)M        (POUND)M        (POUND)M
-----------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES (note 6)                               246             247             348
-----------------------------------------------------------------------------------------------------------------------

DIVIDENDS RECEIVED FROM ASSOCIATED UNDERTAKINGS                                    -               2               3
-----------------------------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Interest received                                                                    4               2               5
Interest paid                                                                    (248)           (224)           (335)
Dividend paid to minority interests in subsidiary undertaking                      (1)               -               -
Interest element of finance lease payment                                         (13)            (12)            (20)
Issue costs of Notes and credit facility arrangement costs                           -            (38)            (41)
-----------------------------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE            (258)           (272)           (391)
-----------------------------------------------------------------------------------------------------------------------

CAPITAL EXPENDITURE
Purchase of tangible fixed assets                                                (358)           (377)           (548)
Sale of tangible fixed assets                                                        -               -               2
-----------------------------------------------------------------------------------------------------------------------
                                                                                 (358)           (377)           (546)
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE
-----------------------------------------------------------------------------------------------------------------------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings                                                  -             (6)             (6)
Disposal of a subsidiary undertaking                                                10              10              10
Cash disposed of with a subsidiary undertaking                                       -             (2)             (2)
Disposal of an associated undertaking                                               15               -               -
Investments in associated undertakings and other participating interests           (2)            (24)            (26)
-----------------------------------------------------------------------------------------------------------------------
                                                                                    23            (22)            (24)
NET CASH INFLOW/(OUTFLOW) FROM ACQUISITIONS AND DISPOSALS
-----------------------------------------------------------------------------------------------------------------------
                                                                                 (347)           (422)           (610)
NET CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING
MANAGEMENT OF LIQUID RESOURCES
Net (increase)/decrease in fixed and secured deposits                            (280)              10              11
-----------------------------------------------------------------------------------------------------------------------

FINANCING
Net repayment of borrowings under old credit facilities                              -           (145)           (824)
Net proceeds from borrowings under new credit facilities                           640             494           1,393
Net proceeds from disposals of forward contracts                                    76               -               -
Repayments of loans made to joint ventures (net)                                     7              23              21
Repayment of SMG equity swap                                                       (6)               -               -
Proceeds from issue of Accreting Convertible Notes, 2003                             -              30              30
Repayment of other borrowings                                                      (3)               -               -
Proceeds from exercise of share options                                              1               5               6
Capital element of finance lease payments                                         (39)            (33)            (54)
--------------------------------------------------------------------------------------- ----------------------------------
                                                                                   676             374             572
NET CASH INFLOW FROM FINANCING
--------------------------------------------------------------------------------------------------------------------------
INCREASE/(DECREASE) IN CASH IN THE PERIOD                                           49            (38)            (27)
--------------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC



UK GAAP

NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER
------------------------------------------------------------------------------------------------------------------------------------
                                          CABLE    CONTENT       INTER-      TOTAL       CABLE    CONTENT       INTER-        TOTAL
                                                             DIVISIONAL                                     DIVISIONAL
                                        30 SEPT    30 SEPT      30 SEPT    30 SEPT     30 SEPT    30 SEPT      30 SEPT      30 SEPT
                                           2002       2002         2002       2002        2001       2001         2001         2001
                                       (POUND)M   (POUND)M     (POUND)M   (POUND)M    (POUND)M   (POUND)M     (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
1  SEGMENTAL ANALYSIS
Group Turnover                              883         90         (11)        962         834        101          (8)          927
Operating expenses before depreciation    (622)       (81)           11      (692)       (618)      (104)            8        (714)
and amortisation
------------------------------------------------------------------------------------------------------------------------------------
                                            261          9            -        270         216        (3)            -          213
EBITDA
Depreciation and amortisation             (450)        (7)            -      (457)       (370)       (94)            -        (464)
------------------------------------------------------------------------------------------------------------------------------------
                                          (189)          2            -      (187)       (154)       (97)            -        (251)
GROUP OPERATING (LOSS)/PROFIT
------------------------------------------------------------------------------------------------------------------------------------

                                                                                       30 SEPT        30 SEPT       31 DEC
                                                                                          2002           2001         2001
                                                                                                                   AUDITED
                                                                                      (POUND)M       (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------------------------

2  TOTAL OPERATING COSTS
COST OF SALES:
Consumer programming expenses                                                               96            110          142
Business and consumer telephony expenses                                                   165            179          238
Content Division cost of sales                                                              48             57           83
------------------------------------------------------------------------------------------------------------------------------------
PRIME COST OF SALES (COST OF SALES BEFORE DEPRECIATION)                                    309            346          463
Depreciation of tangible fixed assets                                                      367            328          445
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           676            674          908
------------------------------------------------------------------------------------------------------------------------------------

ADMINISTRATION EXPENSES
Selling, general and administrative expenses                                               383            368          491
Amortisation of goodwill and intangible assets (31 Dec 2001 including                       90            136        1,173
exceptional impairment(pound)992m)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           473            504        1,664
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         1,149          1,178        2,572
TOTAL OPERATING COSTS
------------------------------------------------------------------------------------------------------------------------------------


3  INTEREST PAYABLE AND SIMILAR CHARGES
Share of interest of associated undertakings and joint ventures                              7              8           11
On bank loans                                                                               97             72          105
Finance costs of Notes and Debentures                                                      253            246          329
Finance charges payable in respect of finance leases and hire purchase contracts            13             11           19
Exchange (gains)/losses on foreign currency translation, net                             (157)              6           15
Other                                                                                       11             14           15
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           224            357          494
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES
------------------------------------------------------------------------------------------------------------------------------------

TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS (CONTINUED)

FOR THE NINE MONTHS ENDED 30 SEPTEMBER
--------------------------------------------------------------------------------



4  Gain on disposal of investments
During the nine months ended 30 September 2002 the Group sold its investment in its subsidiary undertaking The Way Ahead Group Limited and in its associated undertaking TV Travel Group Limited making an aggregate gain on the disposals of (pound)33 million.

--------------------------------------------------------------------------------



5  AMOUNTS WRITTEN OFF INVESTMENTS
At an Extraordinary General Meeting of the Company on 4 September 2002, shareholder approval was received to dispose of the Company's shareholding in SMG plc within 12 months of 4 September 2002. Consequently, the investment in SMG has been re-classified from fixed assets to current assets and has been valued at market value. This resulted in a (pound)36 million write off to the carrying value of the investment.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                              30 SEPT       30 SEPT        31 DEC
                                                                                                 2002          2001          2001
                                                                                                                          AUDITED
                                                                                             (POUND)M      (POUND)M      (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
6  RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES
Group operating loss                                                                            (187)         (251)       (1,312)
Depreciation of tangible fixed assets                                                             367           328           445
Amortisation of goodwill and intangible assets                                                     90           136           181
Impairment of goodwill                                                                              -             -           992
(Increase)/decrease in stocks and programming inventory                                           (2)          (12)             2
(Increase)/decrease in debtors                                                                   (16)           (4)            23
(Decrease)/increase in creditors                                                                  (6)            50            17
------------------------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                         246           247           348
------------------------------------------------------------------------------------------------------------------------------------


7  NET DEBT
Net debt, other than short-term creditors and accruals
------------------------------------------------------------------------------------------------------------------------------------
Convertible Notes                                                                                 893           896           904
Other Notes and Debentures                                                                      2,560         2,579         2,598
Bank facility                                                                                   1,969         1,100         1,324
Other loans                                                                                        35            52            45
Vendor financing and obligations under finance leases and hire
      Purchase contracts                                                                          221           286           261
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                5,678         4,913         5,132
TOTAL DEBT
Less cash at bank and in hand                                                                   (351)           (4)          (14)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                5,327         4,909         5,118
NET DEBT
------------------------------------------------------------------------------------------------------------------------------------



TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS ACCOUNTS

FOR THE QUARTERS ENDED
------------------------------------------------------------------------------------------------------------------------------------
                                                                  30 SEPT       30 JUN       31 MAR       31 DEC      30 SEPT
                                                                     2002         2002         2002         2001         2001
                                                                 (POUND)M     (POUND)M     (POUND)M     (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
TURNOVER
Consumer Division:
Cable television                                                       81           88           85           86           85
Telephony                                                             122          125          126          126          120
Internet and Other                                                     23           18           16           14           11
------------------------------------------------------------------------------------------------------------------------------------
                                                                      226          231          227          226          216
Business Division                                                      68           67           64           71           64
------------------------------------------------------------------------------------------------------------------------------------
                                                                      294          298          291          297          280
TOTAL CABLE DIVISION
------------------------------------------------------------------------------------------------------------------------------------
Content Division
Programming, transactional and interactive                             27           26           26           36           30
revenues
Share of joint ventures' turnover (UKTV)                               15           16           17           17           15
------------------------------------------------------------------------------------------------------------------------------------
                                                                       42           42           43           53           45
TOTAL CONTENT DIVISION
------------------------------------------------------------------------------------------------------------------------------------
                                                                      336          340          334          350          325
TOTAL TURNOVER
Less: share of joint ventures' turnover                              (15)         (16)         (17)         (17)         (15)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      321          324          317          333          310
GROUP TURNOVER
TOTAL OPERATING COSTS                                               (382)        (389)        (378)      (1,394)        (387)
------------------------------------------------------------------------------------------------------------------------------------
GROUP OPERATING LOSS                                                 (61)         (65)         (61)      (1,061)         (77)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Group Turnover                                                        321          324          317          333          310
Operating expenses before depreciation and amortisation             (227)        (234)        (231)        (240)        (230)
                                                              ----------------------------------------------------------------------
                                                                       94           90           86           93           80
EBITDA
Depreciation and amortisation                                       (155)        (155)        (147)      (1,154)        (157)
                                                              ----------------------------------------------------------------------
Group operating loss                                                 (61)         (65)         (61)      (1,061)         (77)
------------------------------------------------------------------------------------------------------------------------------------

                                                                    (158)         (73)        (166)      (1,338)        (181)
LOSS FOR THE FINANCIAL PERIOD
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                                    (5.6)        (2.5)        (5.8)       (46.5)        (6.3)
BASIC AND DILUTED LOSS PER ORDINARY SHARE (pence)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------




TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED ACCOUNTS

FOR THE QUARTERS ENDED
------------------------------------------------------------------------------------------------------------------------------------
                                                                   30 SEPT      30 JUNE       31 MAR       31 DEC      30 SEPT
                                                                      2002         2002         2002         2001         2001
                                                                  (POUND)M     (POUND)M     (POUND)M     (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS
COST OF SALES:
Consumer programming expenses                                           31           32           33           33           34
Business and consumer telephony expenses                                52           58           55           59           57
Content Division cost of sales                                          17           15           16           26           19
------------------------------------------------------------------------------------------------------------------------------------
PRIME COST OF SALES (COST OF SALES BEFORE DEPRECIATION)                100          105          104          118          110
Depreciation of tangible fixed assets                                  125          125          117          117          111
------------------------------------------------------------------------------------------------------------------------------------
                                                                       225          230          221          235          221
------------------------------------------------------------------------------------------------------------------------------------
ADMINISTRATION EXPENSES:
Selling, general and administrative expenses                           127          129          127          122          120
Amorisation of goodwill and tangible assets                             30           30           30           45           46
Exceptional item - impairment of goodwill                                -            -            -          992            -
------------------------------------------------------------------------------------------------------------------------------------
                                                                       157          159          157        1,159          166
------------------------------------------------------------------------------------------------------------------------------------
                                                                       382          389          378        1,394          387
TOTAL OPERATING COSTS
------------------------------------------------------------------------------------------------------------------------------------
INTEREST PAYABLE AND SIMILAR CHARGES
Share of interest of associated                                          1            2            4            3            3
  undertakings and joint ventures
On bank loans                                                           36           32           29           33           27
Finance costs of Notes and Debentures                                   84           85           84           83           83
Finance charges payable in respect of                                    4            6            3            8            3
  finance leases and hire purchase contracts
Exchange (gains)/losses on foreign currency                           (67)         (79)         (11)            9         (16)
  translation, net
Other                                                                    5            3            3            1            5
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        63           49          112          137          105
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES
------------------------------------------------------------------------------------------------------------------------------------

NET DEBT
Net debt, other than short-term creditors and accruals
------------------------------------------------------------------------------------------------------------------------------------
Convertible Notes                                                      893          897          916          904          896
Other Notes and Debentures                                           2,560        2,657        2,678        2,598        2,579
Bank facility                                                        1,969        1,807        1,455        1,324        1,100
Other loans                                                             35           42           43           45           52
Vendor financing and obligations under finance                         221          246          277          261          286
  leases and hire purchase contracts
------------------------------------------------------------------------------------------------------------------------------------
                                                                     5,678        5,649        5,369        5,132        4,913

                                                                     (351)        (341)         (91)         (14)          (4)
Less cash at bank and in hand
------------------------------------------------------------------------------------------------------------------------------------
                                                                     5,327        5,308        5,278        5,118        4,909
NET DEBT
------------------------------------------------------------------------------------------------------------------------------------


TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER
------------------------------------------------------------------------------------------------------------------------------------
                                                             3 MONTHS     3 MONTHS     3 MONTHS  9 MONTHS     9 MONTHS     9 MONTHS
                                                                ENDED        ENDED        ENDED     ENDED        ENDED        ENDED

                                                                           30 SEPT      30 SEPT   30 SEPT      30 SEPT      30 SEPT
                                     30 SEPT
                                                                 2002         2002         2001      2002         2002         2001
                                                                   $M     (POUND)M     (POUND)M        $M     (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
                                                     REVENUE
Cable television                                                  127           81           85       399          254          243
Consumer telephony                                                192          122          120       586          373          362
Internet and other                                                 36           23           11        89           57           26
------------------------------------------------------------------------------------------------------------------------------------
                                     TOTAL CONSUMER DIVISION      355          226          216     1,074          684          631
Business Services Division                                        110           70           66       334          213          202
------------------------------------------------------------------------------------------------------------------------------------
                                        TOTAL CABLE DIVISION      465          296          282     1,408          897          833
Content Division                                                   42           27           30       124           79           92
------------------------------------------------------------------------------------------------------------------------------------
                                               TOTAL REVENUE      507          323          312     1,532          976          925
------------------------------------------------------------------------------------------------------------------------------------
                                OPERATING COSTS AND EXPENSES
Consumer programming expenses                                    (49)         (31)         (34)     (151)         (96)        (109)
Business and consumer telephony expenses                         (81)         (52)         (57)     (259)        (165)        (178)
Content expenses                                                 (27)         (17)         (19)      (75)         (48)         (57)
Depreciation                                                    (198)        (126)        (117)     (584)        (372)        (346)
------------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                   (355)        (226)        (227)   (1,069)        (681)        (690)
Selling, general and administrative expenses                    (201)        (128)        (121)     (606)        (386)        (374)
Amortisation of goodwill                                            -            -         (46)         -            -        (137)
------------------------------------------------------------------------------------------------------------------------------------
                                                                (556)        (354)        (394)   (1,675)      (1,067)      (1,201)
------------------------------------------------------------------------------------------------------------------------------------
                                              OPERATING LOSS     (49)         (31)         (82)     (143)         (91)        (276)
OTHER INCOME/(EXPENSE)
Interest income                                                     9            6            4        21           13           12
Interest expense                                                (227)        (145)        (124)     (623)        (397)        (345)
Foreign exchange gain, net                                        108           69           16       240          153            7
Share of net losses of affiliates                                 (6)          (4)          (7)       (8)          (5)          (2)
Other, net                                                       (47)         (30)          (1)         6            4          (7)
------------------------------------------------------------------------------------------------------------------------------------
                                    LOSS BEFORE INCOME TAXES    (212)        (135)        (194)     (507)        (323)        (611)
Income tax benefit                                                  2            1            2         8            5            7
------------------------------------------------------------------------------------------------------------------------------------
                          NET LOSS BEFORE EXTRAORDINARY ITEM    (210)        (134)        (192)     (499)        (318)        (604)
Extinguishment of debt                                              -            -            -         -            -         (15)
------------------------------------------------------------------------------------------------------------------------------------
                           NET LOSS AFTER EXTRAORDINARY ITEM    (210)        (134)        (192)     (499)        (318)        (619)
------------------------------------------------------------------------------------------------------------------------------------
                   BASIC AND DILUTED LOSS PER ORDINARY SHARE
Before extraordinary loss                                     $(0.08)(pound)(0.05)(pound)(0.07)   $(0.17)(pound)(0.11)(pound)(0.21)
After extraordinary loss                                      $(0.08)(pound)(0.05)(pound)(0.07)   $(0.17)(pound)(0.11)(pound)(0.22)

------------------------------------------------------------------------------------------------------------------------------------

Operating loss                                                   (49)         (31)         (82)     (143)         (91)        (276)
Add: depreciation and amortisation of goodwill                    198          126          163       584          372          483
------------------------------------------------------------------------------------------------------------------------------------
EBITDA (AFTER NON-CASH SHARE-BASED COMPENSATION COST)             149           95           81       441          281          207
Add back: non-cash share-based compensation (credit)/cost           -            -            -       (2)          (1)            1
------------------------------------------------------------------------------------------------------------------------------------
EBITDA (BEFORE NON-CASH SHARE-BASED COMPENSATION COST)            149           95           81       439          280          208
------------------------------------------------------------------------------------------------------------------------------------

The consolidated financial information as set out on pages 16 to 18, which is unaudited, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report, other than where changes are necessary to implement new accounting standards. The economic environment in which the Company operates is the United Kingdom and hence its reporting currency is Pounds Sterling ("(pound)"). Merely for convenience, the financial statements contain translation of certain Pounds Sterling amounts into US Dollars ("$") at $1.57 per (pound)1.00, the noon buying rate of the Federal Reserve Bank of New York on Monday 30 September 2002. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.


TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT 30 SEPTEMBER
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           30 SEPT        30 SEPT       31 DEC
                                                                                              2002           2002         2001
                                                                                                                       AUDITED
                                                                                                $M       (POUND)M     (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                      551            351           14
Secured cash deposits restricted for more than one year                                         19             12           20
Receivables and prepaid expenses                                                               399            254          261
------------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                           969            617          295
Investments                                                                                    738            470          547
Property and equipment                                                                       5,406          3,443        3,473
Goodwill and other intangibles                                                               2,970          1,892        1,892
Inventory                                                                                      107             68           67
Other assets                                                                                   147             94           58
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            10,337          6,584        6,332

TOTAL ASSETS
------------------------------------------------------------------------------------------------------------------------------------



LIABILITIES
Debt                                                                                         8,657          5,514        4,897
Other liabilities                                                                            1,545            984          984
------------------------------------------------------------------------------------------------------------------------------------

                                                                                            10,202          6,498        5,881

TOTAL LIABILITIES

MINORITY INTERESTS                                                                             (2)            (1)            -

SHAREHOLDERS' EQUITY                                                                           137             87          451

------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  10,337          6,584        6,332
------------------------------------------------------------------------------------------------------------------------------------




Note: The adoption of SFAS 142 "Goodwill and Other Intangible Assets" from 1 January 2002 means that Amortisation of goodwill is no longer charged to the Statement of Operations.



TELEWEST COMMUNICATIONS PLC
US GAAP

SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED 30 SEPTEMBER
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     9 MONTHS    9 MONTHS  9 MONTHS
                                                                                                        ENDED       ENDED     ENDED

                                                                                                                  30 SEPT   30 SEPT
                                                                                                      30 SEPT
                                                                                                         2002        2002      2001
                                                                                                           $M    (POUND)M  (POUND)M
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                                                (499)       (318)     (619)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation                                                                                              584         372       346
Amortisation of goodwill                                                                                    -           -       137
Loss on revaluation of investment                                                                          47          30         -
Amortisation of deferred financing costs and issue discount on Senior Discount Debentures                 128          82        75
Deferred tax credit                                                                                       (8)         (5)       (7)
Unrealised gain on foreign currency translation                                                         (240)       (153)      (10)
Non-cash accrued share-based compensation (credit)/cost                                                   (2)         (1)         1
Extinguishment of debt                                                                                      -           -        15
Share of net losses of affiliates                                                                           8           5         2
Loss on disposal of investments (net)                                                                       -           -         4

Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:
Change in receivables                                                                                       5           3       (1)
Change in prepaid expenses                                                                                 13           8       (8)
Change in other assets                                                                                    (5)         (3)      (52)
Change in accounts payable                                                                               (31)        (20)        30
Change in other liabilities                                                                              (19)        (12)        64
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                                                             NET CASH USED IN OPERATING ACTIVITIES       (19)        (12)      (23)

NET CASH USED IN INVESTING ACTIVITIES                                                                   (515)        (328)     (376)








NET CASH PROVIDED BY FINANCING ACTIVITIES                                                               1,063          677      343

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NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS                                                      529          337      (56)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                           22           14       60

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CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                                551          351        4
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